

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0402**





02013044

NO ACT
P.E 12-11-01
1-08483

January 21, 2002

Rosario Herrera Sindel
Assistant Counsel
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245

Act 1934
Section
Rule 14A-8
Public Availability 1/21/2002

Re: Unocal Corporation
Incoming letter dated December 11, 2001

Dear Ms. Sindel:

This is in response to your letter of December 11, 2001 concerning a shareholder proposal submitted to the Company by Mr. Thomas C. DeWard. Noting that the proposal appears to be similar to the same proponent's proposal in Unocal Corporation (March 30, 2000), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Mr. Thomas C. DeWard
25806 Glover Court
Farmington Hills, Michigan 48335-1236

**Unocal Corporation**
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245
Telephone (310) 726-7767
Facsimile (310) 726-7875



# UNOCAL 76

December 11, 2001

BY FEDERAL EXPRESS

**Rosario Herrera Sindel**
Assistant Counsel

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Unocal Corporation (File No.: 108483) – DeWard Stockholder Proposal

Ladies and Gentlemen:

On behalf of Unocal Corporation, a Delaware corporation (the "**Company**"), enclosed please find six copies of this letter pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended. In compliance with Rule 14a-8(j)(1), this letter is submitted at least eighty (80) calendar days prior to the Company's anticipated date of filing its definitive proxy statement and form of proxy relating to its 2002 Annual Meeting.

Thomas C. DeWard ("**DeWard**") has for the seventh time submitted the same stockholder proposal, a copy of which is enclosed (the "**Proposal**"), for inclusion in the proxy materials for the Company's upcoming Annual Meeting pursuant to Rule 14a-8. On March 30, 2000 the Office of the Chief Counsel (the "**Staff**") agreed that the Company could omit DeWard's proposal from its proxy materials because it related to the redress of a personal grievance, and further indicated that the Company could apply the Staff's response to future submissions of the same or similar proposals by DeWard. See, Unocal Corp. (Mar. 30, 2000) (copy enclosed).

Because the Proposal is identical to the proposal submitted by DeWard for the past seven years which the Staff has agreed relates to the redress of a personal grievance, the Company believes it is proper and intends to omit the Proposal from its proxy materials in reliance on the Staff's previous advice. A copy of this letter is being concurrently sent to DeWard.

In the event you disagree with our position or require any additional information, please contact the undersigned at (310) 726-7767. The Company reserves the right to submit additional bases upon which the Proposal may properly be omitted from the proxy statement.

Please acknowledge receipt of the foregoing by stamping the accompanying copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Rosario Herrera Sindel

Enclosures

cc: Thomas C. DeWard (w/enclosures by federal express)
25806 Glover Court
Farmington Hills, Michigan 48335-1236

*2000 SEC No-Act. LEXIS 542*

Securities Exchange Act of 1934 -- Rule 14a-8(i)(4), 14a-8(j)

March 30, 2000

**[*1]** Unocal Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2000

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Unocal Corporation
Incoming letter dated January 20, 2000

The proposal relates to Unocal taking specified actions regarding underground tanks located on properties where Unocal previously operated service stations and dismissing employees and legal counsel under specified circumstances.

There appears to be some basis for your view that Unocal may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance. Accordingly, we will not recommend enforcement action to the Commission if Unocal omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Unocal relies.

This response shall also apply to any future submissions to Unocal of the same or similar proposal by the same proponent. Accordingly, we will deem Unocal's statement under rule 14a-8(j) to satisfy Unocal's future obligations under rule 14a-8(j) with respect to the same **[*2]** or similar proposals submitted by the same proponent.

Sincerely,

Heather Maples
Attorney-Advisor

INQUIRY-1: **Unocal Corporation**

2141 Rosecrans Avenue. Suite 4000

El Segundo, California 90245

Telephone (310) 726-7767

Facsimile (310) 726 7875

**UNOCAL 76**

January 20, 2000

BY FEDERAL EXPRESS

BRIGITTE M. DEWEZ

NOV 27 2001

**Thomas C. DeWard**
**25806 Glover Court**
**Farmington Hills, MI 48335-1236**
**November 23, 2001**

Corporate Secretary
Unocal
2141 Rosecrans Avenue
Suite 4000
El Segundo, California 90245

SUBJECT: STOCKHOLDER PROPOSAL FOR 2002 ANNUAL MEETING OF STOCKHOLDERS

I currently own 100 shares of Unocal Corporation common stock. I am requesting that the stockholder proposal that follows be included in the proxy statement so that it may be voted on at the 2002 Annual Meeting of Stockholders.

**Overview**

A corporation I own purchased a commercial building in 1983. Unocal, as the successor in interest to Pure Oil Corporation, was the owner of the building until 1970. In spite of a law that required that permanently abandoned tanks be removed from the ground, Unocal left at least 7 tanks at the site. When the property was sold to a third party, 4 tanks were identified in the sales agreement. I was unaware at the time of purchase that any tanks remained at the site. In the time frame of May, 1990 through February, 1991, I discovered and removed 7 underground storage tanks from the site. One of the tanks still contained a significant quantity of gasoline. The tanks had been ripped open and partially filled with debris. All of the tanks were leaking which contaminated the site as well as adjacent property.

After much correspondence and apparently based on the fact that the site was approved for funding by a fund established by the State of Michigan, Unocal agreed to pay for the cost of the clean-up. The corporation I own agreed to reimburse Unocal when funds were received from the State. Unocal refused to pay for any lost rents, diminution in value or for my personal time involved in the oversight of the clean up. Unocal, without justification, stopped making payments for a period of time during 1991. A billing was issued to Unocal for costs and damages which Unocal refused to honor. The corporation withheld monies received from the State and did not refund to Unocal supplier credits but instead used these funds as an offset to monies owed for costs and damages. Unocal filed suit in Federal Court and won a judgment. The suit included false claims, a Unocal employee filed a false affidavit, and Unocal's outside legal counsel withheld vital evidence. From material received as a result of a Motion to Compel, I learned that Unocal was aware of additional tanks at the site but they failed to notify me of this on a timely basis. Subsequent test borings revealed the additional tanks.

**WHEREAS:**

Unocal has sold service stations but failed to remove the underground storage tanks. Some of the tanks still contained gasoline. Some of these tanks may still remain in the ground. Tanks that remain in the ground may leak causing harm to the environment.

Unocal has records that reveal the location and number of underground storage tanks which were not removed prior to the sale of the facility.

The subsequent removal of the tanks and contamination is costly and such costs, including any losses incurred by the current owners, is the responsibility of Unocal.

A Unocal employee filed a false affidavit in a lawsuit.

Unocal filed a lawsuit that included false claims.

Unocal employees and outside legal counsel withheld evidence in a lawsuit.

**RESOLVED THAT** In the interest of the environment and accountability of Unocal employees and outside legal counsel:

In each state where Unocal owns or operates service stations currently or in the past, and as it relates to stations which have been sold to parties who did not intend to continue to operate the facility as a service station, Unocal shall report to the current owner the number and size of the tanks that remained at the site at the date of the sale. This includes all stations acquired as part of any acquisition of another oil company.

Unocal will notify each state agency that handles environmental matters the location of each service station site sold and the number and size of all tanks that remained at the site at the date of sale.

Unocal will at its expense remove all tanks and resulting contamination caused by the tanks left in the ground at sites that were sold to parties who did not intend to continue to operate the facilities as service stations.

Unocal will reimburse current site owners for all costs such as lost rents, loss of value and out of pocket expenses caused by the existence of tanks and contamination resulting from Unocal's failure to remove all tanks prior to sale. This applies to sites where there was no intent to continue to operate the facility as a service station.

Unocal will dismiss any employee who files or has filed a false affidavit in a court proceeding.

Unocal will dismiss any employee who knowingly withholds or has withheld information as to the existence of tanks or contamination at any site formerly owned by Unocal including sites purchased from another oil company.

Unocal will terminate the relationship with any outside law firm that knowingly withholds or has withheld any information or evidence in a court proceeding and shall attempt to recover all legal fees previously paid to that firm.

Unocal will dismiss any member of its in house legal counsel who is aware that false pleadings have been filed in a court proceeding, that information has or is being withheld by company employees or outside legal counsel, or that false affidavits or information has been filed by a Unocal employee or outside consultant.

End of Stockholder Proposal

Sincerely,



Thomas C. DeWard

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Unocal Corporation (File No.: 108483):
Stockholder Proposal of Thomas C. DeWard

Ladies and Gentlemen:

On behalf of Unocal Corporation, a Delaware corporation (the "**Company**"), enclosed please find six copies of this letter pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended. In compliance with Rule 14a-8(j)(1), this letter is submitted at least eighty (80) calendar days prior to the Company's anticipated date of filing its definitive proxy statement and form of proxy relating to its 2000 Annual Meeting.

Thomas C. DeWard ("**DeWard**") has for the fifth time submitted the same stockholder proposal, a copy of which is enclosed (the "**Proposal**"), that he has submitted for the last four **[*3]** years for inclusion in the proxy materials for the Company's upcoming Annual Meeting pursuant to Rule 14a-8. The Office of the Chief Counsel (the "**Staff**") has each time permitted the Company to omit the Proposal from its proxy material. See, Unocal Corp. (Mar. 15, 1999; Apr. 2, 1998; Mar. 10, 1997; Dec. 20, 1995). Because the Proposal remains a personal grievance of DeWard against the Company, the Company again believes it is proper and therefore intends to omit the Proposal from its proxy materials this year and any future year the same or a similar proposal is resubmitted. The Company requests that the Staff advise that it will recommend no enforcement action this year if the Proposal is omitted, and that the Staff permit its response to this no-action request to also apply to any future submissions of the same or similar proposals by DeWard. A copy of this letter is being concurrently sent by federal express to DeWard as required by Rule 14a-8(j)(1).

Please acknowledge receipt of the foregoing by stamping the accompanying copy of this letter and returning it in the enclosed self-addressed stamped envelope.

**1. Background.**

DeWard's personal grievance with the Company **[*4]** started in July 1990, when he sent a letter threatening the Company with legal action regarding the costs of remediating certain property located in Farmington, Michigan (the "**Property**"). The Company had previously owned the Property and used it as a gasoline service station until 1970, when it sold the Property to a third party for use as a flower shop. The Company indicated on the bill of sale that there were four underground storage tanks on the Property. In 1983, the Property was sold to another couple who transferred it to Professional Realty Investments, Inc., a Michigan corporation ("**PRI**"). DeWard later became the sole stockholder of PRI, and discovered three additional underground storage tanks not specified in the 1970 bill of sale.

Without admitting any liability, in November 1990 the Company agreed to reimburse DeWard for the costs of remediating the Property. One of the conditions of the Company's agreement was that DeWard turn over any funds he later recovered from the Michigan Underground Storage Tank Financial Assurance Act ("**MUSTFA**") due to the fact that the Property qualified for remediation reimbursement thereunder.

The Company disbursed **[*5]** a total of $ 516,817.26 for the remediation of the Property. DeWard eventually received $ 441,862.86 from MUSTFA, but reimbursed the Company only $ 304,434.91. DeWard also received approximately $ 27,000.00 in credits from the contractors engaged for the remediation of the property, but did not credit this amount against the money the Company had provided for the remediation of the property. DeWard asserted that he was entitled to the $ 137,427.95 in MUSTFA funds that he had kept and the $ 27,000.00 in credits from contractors as an offset for unspecified damages to the Property, lost rent and his uncompensated personal time.

After extensive negotiation attempts, in October 1992 the Company filed suit against DeWard and PRI in the United States District Court for the Eastern District of Michigan to recover the $ 137,427.95 in MUSTFA funds. DeWard counterclaimed, asserting negligence, breach of an alleged verbal agreement to indemnify, continuing nuisance, nuisance per se and trespass and requesting damages for property contamination, lost rent, taxes and compensation for lost personal time. The court ultimately dismissed all of DeWard's claims as having no merit, and awarded the Company **[*6]** the $ 137,427.95 in MUSTFA funds, plus interest, finding specifically that the Company had no legal duty to DeWard to decommission or remove the underground storage tanks from the Property or warn of the unreasonable risks of harm created by the existence of the underground storage tanks on the property. See Order dated March 8, 1994 (copy enclosed). DeWard's subsequent appeal to the United States Court of Appeals for the Sixth Circuit was denied after a full hearing.

Throughout the course of his dealings and litigation with the Company, DeWard sent many harassing faxes and letters to the Company and its attorneys, replete with threats and false accusations as to dishonesty, perjury, wrongful withholding of evidence and other unethical behavior on the part of the Company's employees and its attorneys. In 1994, the Company obtained a restraining order against DeWard prohibiting him from communicating directly with the Company during the pendency of the appeal. See Transcript of Hearing for Motion for Permanent Injunction on June 14, 1994 (copy enclosed). In addition, he filed meritless grievance petitions with the State Bar against the outside counsel involved in the litigation and **[*7]** the United States District Court Judge who heard the case, all of which were dismissed.

In addition to his successive submissions of the Proposal, DeWard continues in his attempt to change the outcome of his unsuccessful litigation. See DeWard Letters dated November 13, 1996, January 2, 1997 and January 17, 1997 (copies enclosed).

**2. Proposal.**

The Proposal reads as follows (we have added paragraph numbers):

[P 1] "RESOLVED THAT In the interest of the environment and accountability of Unocal employees and outside legal counsel:

[P 2] "In each state where Unocal owns or operates service stations currently or in the past, and as it relates to stations which have been sold to parties who did not intend to continue to operate the facility as a service station, Unocal shall report to the current owner the number and size of the tanks that remained at the site at the date of the sale. This includes all stations acquired as part of any acquisition of another oil company.

[P 3] "Unocal will notify each state agency that handles environmental matters the location of each service station site sold and the number and size of all tanks which remained at the site at the date of **[*8]** sale.

[P 4] "Unocal will at its expense remove all tanks and resulting contamination caused by the tanks left in the ground at sites which were sold to parties who did not intend to continue to operate the facilities as service stations.

[P 5] "Unocal will reimburse current site owners for all costs such as lost rents, loss of value and out of pocket expenses caused by the existence of tanks and contamination resulting from Unocal's failure to remove all tanks prior to sale. This applies to sites where there was no intent to continue to operate the facility as a service station.

[P 6] "Unocal will dismiss any employee who files or has filed a false affidavit in a court proceeding.

[P 7] "Unocal will dismiss any employee who knowingly withholds or has withheld information as to the existence of tanks or contamination at any site formerly owned by Unocal including sites purchased from another oil company.

[P 8] "Unocal will terminate the relationship with any outside law firm that knowingly withholds or has withheld any information or evidence in a court proceeding and shall attempt to recover all legal fees previously paid to that firm.

[P 9] "Unocal will dismiss any member **[*9]** of its in house legal counsel who is aware that false pleadings have been filed in a court proceeding, that information has or is being withhold by company employees or outside legal counsel, or that false affidavits or information has been filed by a Unocal employee or outside consultant."

**3. Proposal Excludable Under Rule 14a-8(i)(4) As Personal Grievance.**

Rule 14a-8(i)(4) provides that a company may omit a proposal from its proxy statement "If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared with the other shareholders at large." Although the Proposal is phrased in a manner that appears related to matters of general interest or benefit to all the Company stockholders, the Proposal is nothing more than an attempt to redress DeWard's personal grievance against the Company and change the outcome of his unsuccessful litigation, and is therefore properly excludable under Rule 14a-8(i)(4).

The Staff has stated that the intended purpose of the stockholder proposal process is "to place stockholders **[*10]** in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release No. 34-3638. In this regard, the Staff has consistently stated that Rule 14a-8 must be used by stockholders as a means for communicating on matters of interest to them as stockholders, and not as a means for airing or remedying personal claim or grievance or furthering some personal interest. Release No. 34-19135.

The Staff has often confirmed the exclusion of stockholder proposals under Rule 14a-8(i)(4) in cases where the proponents have used the proposal process as a vehicle to redress a personal grievance against a company. See, Pyramid

Technology Corporation (Nov. 4, 1994). The Staff has also clearly indicated that it is proper to exclude a proposal if the proponent has a long-standing history of confrontation with a company which indicates a personal claim or grievance within the meaning of Rule 14a-8(i)(4) and the proposal relates to or attempts to redress that claim or grievance. See, Cabot Corp. (Nov. 4, 1994; Nov. 29, 1993; Dec. 3, 1992, Nov. 15, 1991; Sep. 13, 1990; Nov. 24, 1989; Nov. 9, 1988 and Oct. 30, 1985) (eight separate proposals by disgruntled **[*11]** former employee to limit indemnification of directors and officers determined by the Staff as properly excludable); and Texaco, Inc. (Feb. 15, 1994). The Staff has denounced this misuse of the stockholder proposal process and has characterized the cost and time involved in dealing with such misuse as nothing less than a disservice to the interests of the issuer and its stockholders at large. See, Release No. 34-19135.

Each provision of the Proposal corresponds directly with the facts and circumstances of DeWard's own dispute and litigation with the Company and is no more than an attempt to use the stockholder proposal process to redress of his personal grievance with the Company. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(4).

**4. Future Reliance on No-Action Advice.**

If the Staff advises that it will not recommend any enforcement action if the Company omits the Proposal as a personal claim or grievance, we request that the Staff permit the Company to apply such advice to any similar stockholder proposal by DeWard in future years. In many cases where the same proponent has kept resubmitting a personal grievance as a stockholder proposal, the Staff **[*12]** has permitted its no-action advice to apply to future submissions of the same or similar proposals by the same proponent, deeming a company's no-action request as satisfying its future obligations under Rule 14a-8. For example, in United Technologies Corp. (Dec. 6, 1996), the same proponent twice submitted the same proposal related to a personal claim or grievance that had been the subject of previous litigation; in IBM (Nov. 22, 1995), the same ex-employee twice submitted a similar proposal relating to a personal claim or grievance that had been the subject of previous litigation; in Cabot Corp. (Nov. 4, 1994), the same proponent submitted stockholder proposals eight times relating to the same personal claim or grievance; in Texaco, Inc. (Feb. 15, 1994), the same proponent submitted stockholder proposals twice relating to a personal claim or grievance that had a long history of confrontation and litigation with the company; and in International Business Machines Corp. (Dec. 29, 1994), the same proponent had submitted stockholder proposals 11 times relating to the same personal grievance. In each of these cases, the Staff stated that its response would also apply to any future submissions **[*13]** to the company of the same or similar proposals by the same proponent, and that the company's no-action request would be deemed to satisfy its future obligations under Rule 14a-8 with respect to such proposals.

The Staff has noted that the costs and time associated with dealing with such proposals do a disservice to the interests of stockholders as a whole. SEC Release No. 34-19135 (Oct. 14 1982). Each submission unnecessarily diverts the resources of the Company as well as of the Staff to review essentially the same materials without a change in the result. In light of long history of confrontation and litigation between DeWard and the Company and the fact that this is the fifth time DeWard has submitted the same stockholder proposal, the Company requests that the Staff permit its response to this no-action request to also apply to any future submissions of the same or similar proposals by DeWard, and that this no-action request be deemed to satisfy the Company's future obligations under Rule 14a-8 with respect to any such proposals.

**5. Proposal Excludable Under Rule 14a-8(c) As More Than One Proposal.**

Rule 14a-8(c) provides that a proponent may submit no more than one **[*14]** proposal for inclusion in the registrant's proxy materials. While the Proposal is framed as a single proposal, it includes several disparate topics relating to such diverse and unrelated matters as environmental disclosures issues, criteria for retaining outside counsel, and employment-related matters. The Proposal may thus be excluded unless cured by DeWard in accordance with Rule 14a-8(c). See, Doskocil Cos., Inc. (May 4, 1994). Accordingly, if the Staff does not find that the Proposal may be excluded in its entirety as a personal grievance, DeWard should be required to amend the Proposal to a single issue, and strike the portions of the supporting statement that relate to the omitted issues.

**6. Proposal Excludable Under Rule 14a-8(i)(7) As Ordinary Course Of Business.**

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy statement "if the proposal deals with a matter relating to the company' ordinary business operations." If the Staff does not find that the Proposal may be excluded in its entirety as a personal grievance, paragraphs 6, 7, 8 and 9 of the Proposal, and the portions of the supporting statement relating thereto, are properly excludable **[*15]** pursuant to Rule 14a-8(i)(7).

Paragraphs 6, 7 and 9 of the Proposal relate to Company's employment qualifications and discipline, which clearly fall within the parameters of the ordinary business operations exception contained in Rule 14a-8(i)(7). The Staff has clearly stated that proposals containing employment qualifications and discipline are properly excludable under Rule 14a-8(i)(7) as relating to the conduct of the ordinary business operation. See, Health Management Assoc., Inc. (Nov. 2, 1999); Deere & Co. (Aug. 30, 1999); Shoney's, Inc. (Jan. 10, 1997); Exxon Corp. (Jan. 8, 1997).

Paragraph 8 of the Proposal relates to the retention of outside counsel, which also clearly falls within the parameters of the ordinary business operations exception contained in Rule 14a-8(i)(7). The Staff has previously stated that the selection of contractors and employees are matters relating to the conduct of ordinary business operations. Atlantic Energy, Inc. (Feb. 17, 1989).

Moreover, since the Proposal does not raise significant social policy issues, it is not impacted by the reversal of Cracker Barrel Old Country Stores, Inc., in which the Staff expressed its reluctance to allow the exclusion **[*16]** of employment-related shareholder proposals raising social policy issues. In Release No. 34-40018 the Staff specifically stated that such reversal "does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations."

**7. Proposal Excludable Under Rule 14a-8(i)(3) for False And Misleading Statements.**

Rule 14a-8(i)(3) provides that a registrant may omit a proposal from its proxy statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." If the Staff does not find that the Proposal may be excluded in its entirety as a personal grievance, the Proposal is properly excludable in its entirety pursuant to Rule 14a-8(i)(3).

The Proposal briefly and selectively outlines the facts of DeWard's purchase of the Property and his dispute and litigation with the Company, and makes many inaccurate statements and insinuations regarding the Company and its attorneys. The Proposal fails to mention, of course, that all of DeWard's claims were dismissed **[*17]** as having no merit and that the Company prevailed in full.

In particular, the following language at the beginning of the second sentence of the "Overview" should be deleted: "In spite of a law that required that permanently abandoned tanks be removed from he ground." The Court specifically found that the Company had no duty to remove the tanks.

The following language in the first sentence of the second paragraph of the "Overview" should be deleted: "and apparently based on the fact that the site was approved for funding by a fund established by the State of Michigan." The Company had no duty to reimburse DeWard for the costs of remediating the Property. The Company agreed to do so because it is a environmentally-responsible corporate citizen and wanted to be sure that the remediation was actually accomplished. DeWard provides no basis for stating that the Company's motivation was that it was going to be reimbursed.

The third sentence of the second paragraph of the "Overview" should be deleted in its entirely. The sentence implies that the Company wrongly refused to pay for DeWard's lost rents, diminution in value, or his personal time. The Court specifically found that the Company **[*18]** had no such duty.

The second to last and third to last sentences of the second paragraph of the "Overview," and the fourth, fifth and sixth "Whereas" paragraphs should be deleted in their entirety. DeWard is alleging improper and illegal conduct on the part of a Company employee and outside counsel with no basis or foundation. The Staff has previously found that charges of improper and illegal conduct and impugning a person's character and integrity without factual foundation are properly excludable. Standard Oil Co. of California (Lindquist) (Feb. 10, 1981); Popular Bancshares Corp. (Mar. 9, 1981); American Broadcasting Cos., Inc. (Mar. 21, 1984).

The proper sanction for this Proposal is a determination by the Staff that it will raise no objection if the Proposal is omitted in its entirety from the Company's 1999 proxy statement. Allowing De Ward to cure the defects in the Proposal would encourage the submission of additional proposals with little regard to their accuracy or acceptability, and would permit the submission of a proposal after the applicable deadline and at a time when the Company has insufficient time to present its objections.

**8. Conclusion.**

For the foregoing **[*19]** reasons, the Company respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from the Company's proxy materials for the its 2000 Annual Meeting and that the Staff permit its response to this no-action request to also apply to any future submissions of the same or similar proposals by DeWard. In the event you disagree with this conclusion, or require any additional information in support or an explanation of the Company's position, we would appreciate it if you would contact the undersigned at (310) 726-7767 for an opportunity to confer with you before issuance of your response. Moreover, the Company reserves the right to submit additional bases upon which the Proposal may properly be omitted from the proxy statement.

Sincerely,

Rosario Herrera Sindel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.